                                                            EXHIBIT 1A(5)(b)(iv)


                  [LOGO OF SAGE LIFE INSURANCE APPEARS HERE]

                        ACCIDENTAL DEATH BENEFIT RIDER

General
This Rider is made part of the Group Contract/Certificate to which it is attached. It provides an additional benefit, the "Accidental Death Benefit," in the event of the accidental death of the Insured.

Benefit
Subject to the terms and conditions stated below, this Rider provides an Accidental Death Benefit equal to the purchase payments made minus any withdrawals (including any associated Market Value Adjustment and surrender charge incurred) determined as of the date of the Insured's death, up to a maximum amount shown in the Certificate Schedule.

Conditions

     1.   The Insured's death must be an accidental death.

     2. The accidental death must occur while this rider is in force and prior to the first Certificate Anniversary after which the Insured attains age 80.

     3. The accidental death must occur before the Surrender Value is applied under a Settlement Option.

     4.   We must receive satisfactory proof of accidental death.

Accidental Death Definition
Accidental death means a death resulting from a bodily injury effected solely through external, violent, and accidental means independently and exclusively of all other causes, with death occurring within 90 days after such injury.

Exclusions
This Rider does not provide an additional benefit in the event that death results from or relates to any of the following:

     1. Sickness of mind and/or body, including related medical or surgical treatment.

     2. Overdose due to voluntary ingestion of non-prescribed drugs and/or alcohol.

     3.   Suicide, while sane or insane.

     4. Air travel, in any type of vehicle, except as a fare-paying passenger traveling on a regularly scheduled airline.

     5. War or any act of war, whether or not the Insured is serving in the military, naval or air forces of any country or international organization.

     6. Voluntarily committing and/or attempting to commit an assault or felony, including participation in a riot.

     7.   Resisting or fleeing from arrest.



Satisfactory Proof of Claim

We must receive written proof that the Insured died an accidental death while this Rider is in force.

We will have the right to have the Insured's body examined and to request an autopsy, at our expense, unless law prohibits us from doing so.

Notice of Claim
Written notice of claim must be given to us within thirty (30) days after an accidental death or as soon as reasonably possible. Notice given to us at our Customer Service Center with information sufficient to identify the Insured will be considered notice to us.

Payment of Claim
The Accidental Death Benefit will be paid to the person or persons entitled to receive the death benefit according to the Certificate upon receipt of the written proof of accidental death. If we elect to have the Insured's body examined and/or perform an autopsy, payment may be made after satisfactory conclusion of the examination.

Charge for this Rider
There is no charge for this Rider.

Termination
This Rider will terminate on the date of the first to occur of the following events:

     1.   The Accidental Death Benefit is paid.

     2. The Certificate is surrendered or the entire Surrender Value is applied under a Settlement Option.

     3. The interest in the Certificate is distributed due to the death of the Insured.

     4.   You request the termination of this Rider.

Terms
All of the terms used in this Rider have the same meanings as in the Group Contract and Certificate unless otherwise clearly indicated in this Rider.


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                                  Chairman